

August 8, 2024

Roshan Pujari
Chief Executive Officer
Stardust Power Inc.
15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

      Re: Stardust Power Inc.
          Registration Statement on Form S-1
          Filed on August 1, 2024
          File No. 333-281160

Dear Roshan Pujari:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing